Tyco International plc
One Albert Quay
Albert Quay, Cork, Ireland
Tel: +353 21 426 0000

www.tyco.com
April 21, 2016

Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:    Tyco International plc
Form 10-K for the fiscal year ended September 25, 2015
Filed November 13, 2015
Form 10-Q for the fiscal quarter ended December 25, 2015
Filed January 29, 2016
File No. 001-13836

Dear Mr. Spirgel:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 8, 2016 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International plc (referred to as “we,” the “Company” or “Tyco”) filed on November 13, 2015 and Quarterly Report on Form 10-Q filed on January 29, 2016. In connection with this response, we acknowledge:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Set forth in the pages that follow are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers are to the Edgarized version of the applicable document. Should you have any questions concerning the accompanying materials, please contact Mr. Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4627.

Very truly yours,

/s/ ROBERT OLSON
Robert Olson
Executive Vice President and Chief Financial Officer

Mr. Larry Spirgel
April 21, 2016

Copies to:

Tyco International plc
Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer
Judith Reinsdorf, Executive Vice President and General Counsel
Kevin Coen, Vice President, Securities and Treasury Counsel

Deloitte & Touche LLP
Paul Krieger, Partner

Form 10-K for Fiscal Year Ended September 25, 2015
Risk Factors
Failure to maintain and upgrade the security…could adversely affect us, page 12

1.
We note your disclosure that you collect and retain significant volumes of certain types of personally identifiable information including video data and that you are expanding your electronic security products portfolio. We further note that the legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving. Please expand your risk factor disclosure to identify the material countries or regions where data is retained and address the unique risks and regulatory environment associated with each country or region.

We acknowledge the Staff’s comment and propose to expand our risk factor disclosure in future filings, starting with the Company’s next Periodic Report on Form 10-Q, substantially as follows (additional language in bold and underlined):
“Failure to maintain and upgrade the security of our information and technology networks, including personally identifiable and other information; non-compliance with our contractual or other legal obligations regarding such information; or a violation of the Company's privacy and security policies with respect to such information, could adversely affect us.
We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers, stockholders and employees, including video and other customer data obtained in connection with monitoring and analytical services, in jurisdictions such as the United States, Canada, the United Kingdom, Ireland, Germany, Singapore and Mexico. As a result, we are subject to numerous laws and regulations designed to protect personal data, such as the national laws implementing the European Union’s Data Protection Directive and various U.S. federal and state laws governing the protection of personally identifiable information. These increasingly complex laws and regulations frequently change and sometimes conflict among the various jurisdictions. For example, in December 2015, the European Union reached an agreement on a new General Data Protection Regulation (the “GDPR”) that greatly increases the jurisdictional reach of its laws and adds a broad array of requirements for handling personal data, such as privacy impact assessments, data portability and the appointment of data protection officers in some cases. Other countries are passing data localization laws that require data to stay within their borders. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time.
In addition, a significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or our data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in significant costs, fines, litigation or regulatory action against us. In addition, we depend on our information technology infrastructure for business-to-business and business-to-consumer electronic commerce. Security breaches of this infrastructure can create system disruptions and shutdowns that could result in disruptions to our operations. Increasingly, our products and services make use of wireless technologies and are accessed through the Internet, and security breaches in connection with the delivery of our services wirelessly or via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services.
Consolidated Balance Sheet, page 69

2.	Please tell us the main components included in “Other assets” and “Other Liabilities” and how you considered the presentation requirements of Rules 5-02(17) and (24) of Regulation S-X, respectively.
In preparing the Company’s financial statements and accompanying footnotes, the Company considers the materiality of each individual component included in “Other assets” and “Other liabilities.” The Company discloses in the footnotes to its financial statements any item not properly classed in one of the asset or liability captions on the balance sheet which is in excess of five percent of total assets or liabilities, respectively. In addition, with respect to “Other assets”, if there has been a significant change to an individual asset component from the prior year, the Company discloses such change.
As of September 25, 2015 and September 26, 2014, the main components of “Other assets” were deferred tax assets, restricted investments and insurance receivables, and none of these exceeded 5% of total assets. The Company disclosed the components of “Other assets” that significantly increased or decreased from the prior year balance sheet as follows:

Individual Component	Disclosure Reference
Deferred tax assets	Footnote 6. Income Taxes, page 89 of Form 10-K
Restricted investments	Footnote 11. Financial Instruments page 99 of Form 10-K
As of September 25, 2015 and September 26, 2014, the main components of “Other liabilities” were defined benefit obligations, asbestos related liability, obligations under the 2007 and 2012 tax sharing agreements and insurable liabilities for workers’ compensation, product, general and auto claims, of which the Company’s defined benefit obligations and asbestos related liabilities were in excess of 5% of total liabilities. The Company disclosed the components in excess of 5% as follows:

Individual Component	Disclosure Reference
Asbestos related liabilities	Footnote 12. Commitments and Contingencies, page 102 in Form 10-K
Defined benefit obligations	Footnote 13. Retirement Plans, page 106 in Form 10-K

Note 6. Income Taxes, page 88

3.	Please disclose the U.S. income (loss) before income tax expense (benefit), pursuant to Rule 4-08(h)(i) of Regulation S-X.
The Company acknowledges the Staff’s comment and proposes to include in future filings both the U.S. and Non-U.S. income (loss) before income tax expense (benefit), starting with its fiscal year 2016 Annual Report on Form 10-K.

4.
In light of the significance of your non-U.S. income from continuing operations before taxes, please consider expanding your MD&A to provide insight into the underlying drivers or conditions that resulted in the disproportionate contribution of your non-U.S. operations to your consolidated operating results. Refer to Item 303 of Regulation S-K.

We believe the disclosure currently included in the Company's MD&A provides investors with the information that is necessary to understand the Company's financial condition, changes in financial condition, and results of operations. Item 303 of Regulation S-K states that “where in the registrant’s judgment, a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.” The Company complies with this requirement by reporting revenue and operating / segment income, along with insights into the underlying drivers and conditions that impact these metrics, on both a consolidated and business segment level. This presentation is consistent with the manner in which management reviews the business and makes operational decisions, and enables investors to see the Company’s results through the eyes of management. In this regard, we note that management does not distinguish between “U.S. income from continuing operations” and “non-U.S. income from continuing operations,” which are constructs required to be disclosed in the income tax footnote to the financial statements, when reviewing the business, when making operating or capital allocation decisions, or when communicating with investors, because these categories do not align with the management reporting or business segment structure. In addition, including such information in MD&A would potentially confuse investors, as the number of profitability metrics the Company discloses would proliferate, and the distinctions between U.S. income from continuing operations, non-U.S. income from continuing operations, North America IS&S segment income, Rest of World IS&S segment income and Global Products segment income may not be readily apparent to users of the financial statements.

5.
Please tell us why you reconcile the effective income tax rate using the notional U.S. statutory rate as a starting point, even though you have been re-domiciled in Ireland. Include in your response the reconciliation for 2015, 2014, and 2013, had you reconciled to Ireland’s statutory rate, or explain to us in detail how the reconciliation would have been impacted by reconciling to Ireland’s statutory rate. Refer to Rule 4-08(h)(2) of Regulation S-X.

The Company acknowledges the Staff’s comment and its interpretation of the underlying disclosure requirements pursuant to S-X Rule 4-08 (h) (2), and will present its income tax rate reconciliation to the statutory tax rate of its country of domicile, starting with the Company’s fiscal 2016 Annual Report on Form 10-K. The reconciliation between the Company’s country of domicile statutory rate and the Company’s provision for income taxes on continuing operations for the years ended September 25, 2015, September 26, 2014 and September 27, 2013 was as follows ($ in millions):

	For the Years Ended
	September 25, 2015	September 26, 2014	September 27, 2013
Notional income tax at statutory rate of domicile (1)	$89	$98	$96
Adjustments to reconcile to the income tax provision
U.S. State income tax provision	(11)	(12)	(3)
Earnings subject to rates different than the statutory rate	(38)	(115)	(62)
Non-deductible charges	58	47	78
Valuation allowance	3	4	4
Other	(1)	2	(5)
Provision for income taxes	$100	$24	$108

(1)	The Company’s country of domicile was Ireland for fiscal 2015 and Switzerland for 2014 and 2013.

6.	Please disclose the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized, pursuant to ASC 740-30-50-2(b).
The Company acknowledges the Staff’s comment and proposes to include in future filings the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized, starting with its fiscal year 2016 Annual Report on Form 10-K.

7.
We note your disclosure on page 89 that you do not expect to realize your net operating loss carryforward. We further note your disclosure on page 88 that you have recorded non-U.S. income from continuing operations in 2015, 2014, and 2013. Please tell us why you do not expect to realize the non-U.S. NOLs in light of this non-U.S. pre-tax income. Include in your response the amounts of NOLs by jurisdiction in which the significant NOLs reside, the dates of their expiration, and a description of the sources of taxable income considered in determining that the NOLs were not realizable.

The Company operates in nearly 60 non-U.S. jurisdictions, which generated the fiscal 2015 non-U.S. income from continuing operations disclosed on page 88 of the Company’s Annual Report on Form 10-K. As of September 25, 2015, the Company had $8.2 billion of net operating loss carryforwards related to non-U.S. jurisdictions. Of this amount, approximately $6.1 billion was related to the Company’s finance subsidiaries located in Luxembourg, with no expiration date. These subsidiaries are engaged in third-party and inter-company financing activities, and the primary source of their taxable income is interest income, which is largely offset by interest expense. Because these subsidiaries do not currently generate, and are not expected to generate, sufficient taxable income in the future to utilize their net operating loss carryforwards, the Company has concluded that it is more likely than not that such net operating loss carryforwards would not be realized, and has included the disclosure cited by the Staff. The remaining $2.1 billion of non-U.S. net operating loss carryforwards as of September 25, 2015 are related to numerous non-U.S. jurisdictions where the Company operates, none of which were deemed to be individually significant.
Note 16. Consolidated Segment Data, page 116

8.	We note on page 117 that you attribute revenues to geographic area based on “the jurisdiction of formation of the reporting entity that records the transaction.” Please explain to us the following:

a.	the attribution methodology in greater detail;

b.	what the attribution methodology is intending to communicate to financial statement readers;

c.	what, if any, relationship there is between the jurisdiction of formation and the location of customers, taxable income, or other risks or significant matters that are useful to readers; and

d.
how the methodology promotes understanding of concentrations of risks due to negative changes in economic conditions and prospects for growth due to positive economic changes and is reasonable in light of the changes to your organizational structure.

The Company reports its net revenue by geographic area according to the country of origin of the revenue. Net revenue is reported in the jurisdiction in which the legal entity generating the sale transaction is located. This attribution methodology is consistent with both the location of the underlying long-lived assets utilized to generate such net revenue and the location of the legal entity responsible for any taxable income arising from the sale transaction. It generally results in revenue being attributed to the location where the end-use customer is located, and is consistent with the manner in which management reviews and makes operating decisions regarding the businesses. The methodology is intended to provide a user of the financial statements with information regarding the geographic regions in which the Company generates net revenues.
The Company generates net revenues from two principle businesses, Integrated Solutions & Services (IS&S) and Global Products. The Company’s two IS&S segments (North America and Rest of World) design, sell, install, service and monitor electronic security and fire detection and suppression systems for retail, small business, commercial, industrial, governmental and institutional customers around the world. ROW IS&S also designs, sells, installs, services and monitors security systems for residential customers under the ADT brand name in jurisdictions other than the U.S., Canada and Korea. The Global Products segment designs, manufactures and sells fire protection, security and life safety products that are distributed through a variety of channels to end-users located around the world.
The Company’s IS&S businesses generated approximately $7.3 billion, or 74% of the Company’s consolidated net revenue during fiscal year 2015. Generally, the Company’s IS&S end-use customers are located in the same geographical region in which the revenue is reported as being generated by the Company.
The Company’s Global Products businesses generated approximately $2.6 billion, or 26% of the Company’s consolidated net revenue during fiscal year 2015. Unlike the general case for the IS&S business, Global Products sales transactions may be reported in a region that is different than the location of the end-use customer.
We believe the methodology outlined above is the most practicable way to consistently track reported net revenues across our businesses. It promotes understanding of the Company’s financial statements by allowing a user to understand the fluctuations in our revenues that are primarily driven by:

•	General global or regional economic conditions and cyclical patterns of the end markets the Company serves;

•	Level of commercial and residential construction as well as industrial capital expenditures and demand for the Company’s services and/or products;

•	New or changes in existing country laws or regulations;

•	Trade protection measures including import or export restrictions; or

•	Volatility in foreign currency exchange rates.
Note 17. Supplementary Consolidated Balance Sheet Information, page 118

9.	Please tell us the main components included in the $1,214 “Other” balance and how you considered the presentation requirements of Rule 5-02(20) of Regulation S-X.
In preparing the Company’s financial statements and accompanying footnotes, the Company considers the materiality of each individual component included in “Accrued and other current liabilities.” The Company discloses in the footnotes to its financial statements any item which is in excess of 5% of total current liabilities. The Company disclosed in Footnote 17 - Supplementary Consolidated Balance Sheet Information of its Annual Report on Form 10-K, the individual components included in “Accrued and other current liabilities” that were in excess of 5% of total current liabilities as of September 25, 2015 and September 26, 2014. The main components included in the $1,214 million “Other” balance within “Accrued and other current liabilities” that were not separately disclosed because they were not in excess of 5% of total current liabilities were accrued restructuring, contracts in progress, accrued dividends, accrued bonus, insurable liabilities for workers’ compensation, product, general and auto claims, indirect tax payables, customer advances and income taxes payable.
Form 10-Q for Fiscal Quarter Ended December 25, 2015
Note 5. Income Taxes, page 15

10.
Please tell us in detail how you considered the impact of the IRS Stipulations of Settled Issues on your assessment of potential future tax liabilities pertaining to intercompany debt transactions related to your open tax years, and not limited to the tax periods covered by the 2012 Tax Sharing Agreement. In this regard, we note your disclosure in Note 6 on page 91 of the December 31, 2015 Form 10-K that if the IRS is successful in asserting its claims, it would have an adverse impact on interest deductions related to the same intercompany debt in subsequent time periods totaling approximately $6.6 billion, which is expected to be disallowed by the IRS.

The Company addresses its dispute with the Internal Revenue Service regarding intercompany debt transactions for the years 1997-2000 in Note 6 to the financial statements included in its 2015 Annual Report on Form 10-K, which states in part: “[I]f the IRS is successful in asserting its claim, it would have an adverse impact on interest deductions related to the same intercompany debt in subsequent time periods, totaling approximately $6.6 billion, which is expected to be disallowed by the IRS.” Note 5 to the financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended December 25, 2015 discusses Tyco’s tentative settlement of its intercompany debt dispute with the IRS, as follows: “On January 15, 2016, Tyco entered into Stipulations of Settled Issues with the IRS intended to resolve all disputes related to the intercompany debt issues described above for the 1997-2000 audit cycle currently before the U.S. Tax Court. The Stipulations of Settled Issues are contingent upon the IRS Appeals Division applying the same settlement to all intercompany debt issues on appeal for subsequent audit cycles (2001-2007) . . . .” Substantially all of the $6.6 billion in interest deductions related to years subsequent to the Tax Court litigation described in the 2015 Annual Report on Form 10-K are included in the tentative settlement of the 2001-2007 audit cycles with IRS Appeals described in the Quarterly Report on Form 10-Q for the period ended December 25, 2015. The tentative settlement is subject to the provisions of the 2007 tax sharing agreement and the 2012 tax sharing agreement.
As the Staff notes, the Company entered into certain intercompany debt transactions after 2007 that are not subject to the tentative settlement with the IRS. As with the Company’s 1997-2000 intercompany debt transactions, debt transactions entered into after 2007 are evaluated using multi-factor tests that are applied by the courts of most jurisdictions. See, e.g., Estate of Mixon v. United States, 464 F.2d 394 (5th Cir. 1972). Among other factors, courts consider the documentation of the loan, the interest rate charged, and the borrower’s anticipated ability to repay the debt. As with the Company’s 1997-2000 intercompany debt transactions, management believes that application of the multi-factor tests to debt transactions entered into after 2007 establishes the validity of those intercompany debt transactions, and management confirms that it has taken into consideration the Stipulations of Settled Issues when making such assessment.